Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

October 22, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Jennifer O’Brien Raj Rajan John Hodgin
Claudia Rios Laura Nicholson

Re:	Roth CH V Holdings, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed October 4, 2024

File No. 333-280591

Ladies and Gentlemen:

On behalf of Roth CH V Holdings, Inc. (the “Company”), we are hereby responding to the letter dated October 17, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 4 Registration Statement on Form S-4, filed on October 4, 2024, File No. 333-280591 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing amendment No. 4 to the Registration Statement ( “Amendment No. 4”) with the Commission today. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 3 to Registration Statement on Form S-4

Questions and Answers About the Proposals, page 4

1. Please revise the quantities reflected as Shares outstanding in all three scenarios in the table presenting possible sources of dilution on page 13 to reflect the removal of the 1,000,000 shares previously associated with the transaction financing assumption.

RESPONSE: The Company has made the requested revisions in the tables on page 13 of Amendment No. 4 to reflect the removal of the 1,000,000 shares previously associated with the transaction financing.

Summary of the Proxy Statement, page 19

2. We note that your disclosure on pages 24, 165 and 171 regarding your expectation that the Pecos Slope Plant will commence operations in the first quarter of 2025 does not appear to be consistent with your disclosure on page 20 that the Pecos Slope Plant is expected to commence operations in the second quarter of 2025. Please revise.

RESPONSE: The Company respectfully advises the Staff that the Pecos Slope Plant’s anticipated commencement date will be in the second quarter of 2025. Accordingly, the Company has clarified the disclosure on pages 24,117,165 and 172 of Amendment No. 4.

We cannot assure you that ROCL will be able to successfully negotiate and execute definitive agreements..., page 42

3. We note that you have removed the proposal to approve the issuance of more than 20% of the common stock in connection with the Transaction Financing. We also note your disclosure that Roth CH Acquisition V Co. has initiated conversations with several potential investors and has identified a high interest in NEH and the Combined Company and NEH’s management believes that Roth CH Acquisition V Co. will be successful in identifying additional sources of financing from third-party financing sources in the form of equity, equity linked, convertible equity, preferred or debt instruments. Please provide any material updates to such disclosure.

RESPONSE: The Company respectfully advises the Staff that it has no material updates to the existing disclosure regarding conversations with several potential investors.

We have no operating history and are subject to a mandatory liquidation and subsequent dissolution requirement, page 54

4. We note your disclosure in this section suggests that Roth CH Acquisition V Co. may amend its charter to extend its termination date beyond December 4, 2024. We also note that Roth CH Acquisition V Co. is listed on The Nasdaq Global Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to describe this rule and related risks, including with respect to the recent amendments to Nasdaq Rule 5815 regarding suspension and delisting. In addition, in your risk factor on page 63 under the caption “Nasdaq may not list the Combined Company’s securities on its exchange…,”disclose the impact of such rule change on the risk of immediate suspension of trading in the event that the Combined Company is not able to meet Nasdaq’s initial listing requirements.

RESPONSE: The Company has added risk factor disclosure on page 55 of Amendment No. 4 to describe Nasdaq Rule IM-5101-2 rule and related risks, and recent amendments to Nasdaq Rule 5815. In addition, the Company has revised the risk factor disclosure on page 64 of Amendment No. 4 to disclose the impact of such rule change in the event that the Combined Company is not able to meet Nasdaq’s initial listing requirements .

Selected Unaudited Pro Forma Condensed Combined Financial Statements, page 79

5. Please revise the table on page 80 to present pro forma weighted average number of shares outstanding consistent with disclosures in Note 7-Loss per Share, page 96.

RESPONSE: The Company has revised the table on page 81 of Amendment No. 4 to present pro forma weighted average number of shares outstanding consistent with disclosures in Note 7-Loss per Share.

Potential Impact on the Per Share Value of Shares Owned by Non-Redeeming Shareholders, page 98

6. As stated in your response to prior comment 10, please further revise the table here to remove the $10,000,000 previously associated with the transaction financing assumption.

RESPONSE: The Company has revised the table on page 99 of Amendment No. 4 to remove the $10,000,000 previously associated with the transaction financing.

Customers

Sales Agreements, page 168

7. We note your response to prior comment 12. Please revise your disclosure on page 169 regarding the Liquid Helium Agreement, as amended, to disclose whether the Assignment Agreement impacted the amount of helium that AirLife is required to purchase from NEH Midstream under the Liquid Helium Agreement. In that regard, we note your disclosure in that section that the Company would provide to AirLife, in part, all of the helium produced from the crude helium the Company purchases from Badger Midstream Energy, LP each month, minus two percent (2%) tolling losses.

RESPONSE: The Company respectfully refers the Staff to the revised disclosure on pages 170 and 171 of Amendment No. 4 to indicate that after entering into the Assignment Agreement NEH’s remaining obligation is to provide to AirLife fifty percent (50%) of the helium generated from the Pecos Slope Plant under the Liquid Helium Agreement, less two percent (2%) tolling losses. NEH no longer has an obligation to provide AirLife liquefied helium produced from crude helium purchased from Badger, as that crude helium will be sold by Badger directly to AirLife.

Exhibits

8. We note that you have filed as Exhibit 3.5 bylaws of Roth CH V Holdings, Inc. Please tell us whether such bylaws are intended to be the proposed bylaws of the combined company. In that regard, we note that the exhibit index indicates that the bylaws of Holdings is filed as Exhibit 3.5 and that the proposed bylaws of the combined company are to be filed as Exhibit 3.6. We also note that certain provisions described under “Proposed Bylaws or Certificate of Incorporation” beginning on page 217 do not appear to be consistent with the bylaws filed as Exhibit 3.5 or the proposed articles of incorporation filed as Exhibit 3.7, such as provisions relating to supermajority voting, the corporate opportunity doctrine and exclusive forum. Please advise.

RESPONSE: The Company respectfully advises the Staff that the Company has refiled Exhibits 3.5 and filed Exhibit 3.6 to clarify that Exhibit 3.5 represents the current bylaws of Holdings, and that Exhibit 3.6 represents the proposed bylaws of the Combined Company, as indicated in the Exhibit Index. The Company has also reconciled the disclosures in Annex B of Amendment No 4. and on pages 207 and 221 of Amendment No. 4 under the section titled “Proposed Bylaws or Certificate of Incorporation” to correspond with the provisions in Exhibits 3.6 and 3.7.

9. Please obtain and file a revised legality opinion that addresses the legality of all securities being registered. In that regard, we note that the legality opinion filed as Exhibit 5.1 does not address the legality of all shares of Roth CH V Holdings, Inc. common stock referenced in the filing fee table provided in Exhibit 107 and does not address the legality of the warrants to purchase shares of common stock. We also note that the opinion addresses the legality of the shares of common stock underlying the warrants. However, it does not appear from the filing fee table provided in Exhibit 107 that the prospectus is intended to register the issuance of such shares. Please advise.

RESPONSE: The Company has obtained and filed a revised legality opinion that addresses the legality of all securities being registered. The revised opinion does not address the legality of the shares of common stock underlying the warrants.

Please call Alexandria Kane of Loeb & Loeb LLP at (212) 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria Kane
Alexandria Kane Partner Loeb & Loeb LLP